Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF LUCKIN COFFEE INC.

FOR THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY

TO BE HELD ON DECEMBER 11, 2021

The undersigned holder of ordinary shares of Luckin Coffee Inc. (in Provisional Liquidation) (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of the Company, dated November 8, 2021, and hereby appoints the Chairman of the meeting or                                                                                                         as his/her/their proxy on his/her/their behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of the Company to be held on December 11, 2021 at 10 a.m., Beijing Time, at Room 9, 6th Floor, No.3 Building, No.2 Minzuyuan Road, Chaoyang District, Beijing, China (the “General Meeting”), and at any adjournment(s) thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting available for review and download on the Company’s website at investor.luckincoffee.com.

The ordinary shares in respect of which this proxy form is given (when properly executed and delivered to the e-mail address below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy may vote or abstain at his or her discretion. If the Chairman of the Meeting is appointed proxy and no specific direction as to voting is given, the Chairman of the Meeting will vote in favor of the resolution in question.

Please check the appropriate box below as to how the proxy should vote and then sign the form.

The board of directors of the Company recommends a vote “For” each of the resolutions.

Resolutions

Special Resolutions	FOR	AGAINST	VOTE WITHHELD
1 To add certain definitions set forth on the notice of the General Meeting to the Company’s Articles of Association.	□	□	□

2 That Article 46 be deleted and replaced with the following text and certain definition(s) set forth on the notice of the General Meeting that are used in the following text be added:

“The Directors may, in their absolute discretion, and without giving any reason therefor, refuse to register a transfer of any Share(s), including where a purported transfer has been attempted in breach of these Articles.”

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3 That Article 47 be amended by replacing the text “The Directors may also decline to register any transfer of any Share unless:” with the text “The Directors may also decline to register any purported transfer of any Share unless:” and certain definition(s) set forth on the notice of the General Meeting that are used in the foregoing replacement text be added.

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4 That a new Article 50(a) be added with the following text together with definition(s) set forth on the notice of the General Meeting that are used in the following text:

“Notwithstanding any other provision of these Articles, no Member may, without the Company’s prior written consent, transfer, or agree to transfer, any of such Member’s Share(s) to a Restricted Person. The Company may refuse to provide such consent without giving any reasons whatsoever and may in its sole discretion refuse to enable conversion of Shares to ADSs by or for the benefit of a Restricted Person.”

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5 That a new Article 50(b) be added with the following text together with certain definition(s) set forth on the notice of the General Meeting that are used in the following text:

“Notwithstanding any other provision of these Articles, no Restricted Person may, without the Company’s prior written consent, transfer, or agree to transfer, any Share(s). The Company may refuse to provide such consent without giving any reasons whatsoever and may in its sole discretion refuse to enable conversion of Shares to ADSs by or for the benefit of a Restricted Person.”

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6 That a new Article 51(a) be added with the following text together with certain definition(s) set forth on the notice of the General Meeting that are used in the following text:

“If a Member purports to transfer or agrees to transfer any Share(s) directly or indirectly to a Restricted Person without the prior written consent of the Company (any such Share(s), “Article 51(a) Restricted Shares”), then the Directors may serve a notice on the Member in whose name the Article 51(a) Restricted Shares are registered stating that such Member shall not, in relation to the Article 51(a) Restricted Shares, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members. The Directors may reinstate these rights at any time.”

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7 That a new Article 51(b) be added with the following text together with certain definition(s) set forth on the notice of the General Meeting that are used in the following text:

“If a Restricted Person becomes the legal or beneficial owner of any Share or Shares either directly or indirectly in any way whatsoever after the date on which this Article is adopted including pursuant to a direct or indirect transfer (any such Share(s), “Article 51(b) Restricted Shares”), then the Directors may serve a notice on the Member in whose name the Article 51(b) Restricted Shares are registered stating that such Member shall not, in relation to the Article 51(b) Restricted Shares, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members. The Directors may reinstate these rights at any time.”

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8 That a new Article 52 be added with the following text together with certain definition(s) set forth on the notice of the General Meeting that are used in the following text:

“To enable the Directors to determine whether or not there has been a purported transfer of Share(s) or agreement to transfer Share(s) in the Company in breach of these Articles or whether or not a Restricted Person has, or has sought to, become the legal or beneficial owner of any Share or Shares either directly or indirectly in any way, the Directors may, from time to time, require any Member to provide the Company with such information and evidence as they may reasonably require relevant to that purpose. If a Member fails to provide information or evidence in respect of any Shares registered or sought to be registered in its name to the reasonable satisfaction of the Directors within seven (7) calendar days after request has been given to such Member, the Company may: (a) serve a notice on such Member stating that such Member shall not, in relation to all Shares held or purported to be held or beneficially owned by such Member, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members; and/or (b) by written notice to such Member, deem such Shares to be owned legally or beneficially by a Restricted Person for all purposes under these Articles. The Directors may reinstate these rights at any time.”

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9 That a new Article 53 be added with the following text together with certain definition(s) set forth on the notice of the General Meeting that are used in the following text:

“For purposes of Articles 46, 50, 51 and 52, a Person shall be deemed the “beneficial owner” of any securities as to which such Person or any of such Person’s Affiliates or Associates is or may be deemed to be the beneficial owner pursuant to Rule 13d-3 and 13d-5 under the Exchange Act, and the status of Person as a Restricted Person shall be determined by the Board in its absolute discretion.”

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10 That Article 175 be deleted and replaced with the following text: “The fiscal year of the Company is the calendar year unless otherwise determined by the Board from time to time.”
11 That, subject to the adoption of the foregoing resolutions 1-10, Articles 50 to 178 be renumbered accordingly and that all necessary cross references be updated.

12 That, subject to the adoption of the foregoing resolutions 1-11, a conformed Sixth Amended and Restated Memorandum and Articles of Association, in the form attached as Exhibit 99.4 to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on the date of this notice, in substitution for and to the exclusion of, the Company’s Fifth Amended and Restated Memorandum and Articles of Association be adopted.

Dated:                                 , 2021

Shareholder Name:	Co-owner (if any) Name:

Print	Print

Signature	Co-owner (if any) Signature

If you are a current or former employee of the Company or one of its affiliates, please provide your employee ID:

Notes

1.	This proxy form must be signed by the person registered in the register of members as at the close of business on November 8, 2021, Eastern Standard Time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

2.	Please send the completed and signed proxy form to us by e-mail to ir@luckincoffee.com.

3.	This proxy form must be received no later than forty-eight (48) hours before the time for holding the General Meeting or adjournment(s) thereof at which the person named in the proxy form proposes to vote, to ensure your representation at the General Meeting.

4.	If you wish to appoint any person other than the Chairman of the meeting as your proxy, insert his or her name and address in the space. The person(s) appointed to act as proxy or proxies need not be members of the Company. Unless otherwise indicated, the proxy will vote as he/she thinks fit or, at his/her discretion, will abstain from voting.

5.	The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’.

6.	Completion and return of the Form of Proxy will not preclude you from attending and voting at the General Meeting should you subsequently decide to do so.